UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

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SCHEDULE 13-D

Under the Securities Exchange Act of 1934

HEALTHCARE TECHNOLOGIES, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

M5296L135

(CUSIP Number)

Richard W. Jones

Jones, Haley & Mottern, P.C.

115 Perimeter Center Place, Suite 170

Atlanta, Georgia  30346-1238

(770) 804-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition, which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

1.	Names of Reporting Persons		Aruna Ajjarapu
	I.R.S. Identification Nos. of above persons (entities only)		###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) _________________________________
	(b) _________________________________
3.	SEC Use Only
4.	Source of Funds (See Instructions)		AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		_______
6.	Citizenship or Place of Organization		India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	38,280,000
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	38,280,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		38,280,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		_______
13.	Percent of Class Represented by Amount in Row (11)		87%
14.	Type of Reporting Person (See Instructions)		IN

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock of Healthcare Technologies, Ltd., an Israeli corporation (the "Issuer"). The address of the principal executive office of the Issuer is Kiryat Minrav, 3 Habosem St., Ashdod Israel  77010.

Item 2. Identity and Background.

(a)

Name: Aruna Ajjarapu

(b)

Residence or business address: 2533 Windguard Circle, Suite 101, Wesley Chapel, Florida  33544.

(c)

Principal Occupation:  Manager

(d)

Criminal Convictions:  N/A.

(e)

Civil or Administrative Proceedings:  N/A.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person owns all the outstanding shares of common stock of MAC Bioventures, Inc. ("Mac").  MAC acquired the subject shares of common stock in connection with the sale of the assets of its subsidiary, NexGen Biofuels, Inc., to the Issuer.  The transaction was consummated on December 31, 2007, through the exchange of assets for stock and no funds or financing were used in connection with the transaction.

Item 4. Purpose of the Transaction

The Reporting Person acquired her beneficial ownership in the shares in the transactions described in Item 3.  Except as indicated below, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D, including:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that MAC is actively trying to raise capital to fund operations of the Issuer and anticipates issuing shares to the shareholders of its subsidiary, NexGen, Inc.;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except that it is anticipated that the jurisdiction of organization of the Issuer will be changed from Israel to the United States. It is expected that this will be effected through a corporate migration.

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, provided, however, that the exchange of assets for stock resulted in a change in control and a new board of directors were appointed, consisting of J. Ram Ajjarapu, Jim McAlinden, Eran Rotem, Bruce W. Wilkinson, Rodrick D. Morrow, Kenneth Hoyt, Israel Amir, Varda Rotter and Elan Penn;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940, except that the business plan of the Issuer will change from healthcare to the manufacture, production, and distribution of Biofuels;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, provided, however, that following the acquisition the NASDAQ notified the Issuer that it would be removed from the NASD Automated Quotation System, pending a renewal of its application to be included on that exchange;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

MAC is the direct beneficial owner of 38,280,000 (87%) of the shares of common stock of the Issuer, and the Reporting Person is the beneficial owner of such shares by virtue of her ownership of MAC.  The percentage of the outstanding shares is calculated based upon 43,733,988 shares of common stock outstanding as of December 31, 2007.

(b)

The Reporting Person has the indirect power to vote and dispose of all 38,280,000 shares of common stock directly held by MAC.

(c)

Except as otherwise disclosed herein, during the past 60 days the Reporting Person has not effected any transaction in the common stock of the Issuer.

(d)

MAC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities it holds and Aruna Ajjarapu has these powers indirectly as the owner of MAC.

(e)

The Reporting Person has not ceased to be the beneficial owner of more than five percent of the common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or any person with respect to securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

/s/ Aruna Ajjarapu

Aruna Ajjarapu, Individually

Dated:  January 14, 2008

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